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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 9)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

589405109 (Common Stock)
(CUSIP Number of Class of Securities)

David K. Ritenour, Esq.
c/o Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

        This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9"), by Mercury Interactive Corporation ("Mercury" or the "Company"), a Delaware corporation, relating to the tender offer made by Mars Landing Corporation ("Offeror"), a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"), a Delaware corporation, as set forth in a Tender Offer Statement filed by Offeror and Hewlett-Packard on Schedule TO, dated August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of common stock of the Company at a price of $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2006, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated in this Amendment No. 9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

(a)
The section entitled "The Offer" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

        "The Offer.

        On November 6, 2006, the guaranteed delivery period for the Offer expired. According to Computershare Trust Company, N.A., the depositary for the Offer, after giving effect to the settlement of shares of Common Stock tendered by notice of guaranteed delivery, 84,985,209 shares of Common Stock were validly tendered in the Offer and not withdrawn, representing approximately 95.3% of the outstanding Common Stock.

        On November 7, 2006, Hewlett-Packard announced that the closing of the Short-Form Merger occurred on November 6, 2006. In connection with the Short-Form Merger, each share of Common Stock not tendered pursuant to the Offer (other than shares of Common Stock held by (a) Offeror, Hewlett-Packard and the Company, or (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) was converted into the right to receive $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes. The Company is the Surviving Corporation and is now a wholly-owned subsidiary of Hewlett-Packard."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: November 7, 2006.

By:	/s/ JON E. FLAXMAN
Name: Jon E. Flaxman
Title: Treasurer and Secretary

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